List of Subsidiaries

Name	Jurisdiction of Incorporation	Ownership
Compania Minera Mexicana de Avino , S.A. de C.V.	Mexico	88.25%
Promotora Avino S.A. De C.V.	Mexico	76.88%
Oniva Silver and Gold Mines S.A.	Mexico	100%